                                                                   EXHIBIT 10.12

                               DATED JUNE 21, 2002

                      LEO PHARMACEUTICAL PRODUCTS LTD. A/S

                                (LEO PHARMA A/S)

                                     - and -

                              PHARMION CORPORATION

                      -------------------------------------

                       LICENSE AND DISTRIBUTION AGREEMENT

                      -------------------------------------

                                TABLE OF CONTENTS

1.   Definitions and Interpretation.....................................................................    2

2.   Appointment of Pharmion; License Grant.............................................................    8

3.   Existing NDA and Existing IND......................................................................    9

4.   Commercialization Efforts in the Territory.........................................................   10

5.   Coordination of Development Efforts; Development for Additional Indications........................   13

6.   Consideration......................................................................................   18

7.   Manufacture and Supply of Product..................................................................   21

8.   Product Returns....................................................................................   24

9.   Monthly Reporting, Forecasting and Ordering........................................................   24

10.  Packaging and Labeling; Use of Name................................................................   25

11.  Quality of Product.................................................................................   26

12.  Delivery...........................................................................................   28

13.  Supply Price; Payment for Product Supply...........................................................   30

14.  Adverse Drug Experiences; Complaints...............................................................   31

15.  Undertakings and Warranties of Pharmion............................................................   32

16.  Undertakings and Warranties of LEO.................................................................   34

17.  Confidentiality....................................................................................   35

18.  Indemnities........................................................................................   36

19.  Duration and Termination...........................................................................   37

20.  Consequences of Termination........................................................................   39

21.  Rights and Remedies................................................................................   40

22.  Force Majeure......................................................................................   40

23.  Gross Inequities...................................................................................   41

24.  Notice.............................................................................................   41

25.  Entire Agreement/Variations........................................................................   42

26.  Counterparts; English Language.....................................................................   42

27.  Severance of Terms.................................................................................   42

28.  Publication/Presentation/Press Release.............................................................   43

29.  Partnership/Agency; Third Parties..................................................................   43

30.  Assignment.........................................................................................   43

License and Distribution Agreement                                        Page i

31.  Audit Rights.......................................................................................   43

32.  Governing Law and Jurisdiction.....................................................................   44

Schedules:
---------
Schedule 1          LEO Logo Guidelines

Schedule 2          Minimum Payments

Schedule 3          Trade Mark

Schedule 4          Transition Coordination Procedures

Schedule 5          Form of Technical Assistance Agreement

Schedule 6          Finished Goods Packaging Specifications

Schedule 7          Location of Initial Inventory

License and Distribution Agreement                                       Page ii

                       LICENSE AND DISTRIBUTION AGREEMENT

THIS AGREEMENT is made the 21st day of June 2002

BETWEEN:

(1) LEO PHARMACEUTICAL PRODUCTS LTD. A/S (LEO PHARMA A/S), a company organized under the laws of Denmark and having its principal place of business at Industriparken 55, DK-2750 Ballerup, Denmark ("LEO") and

(2) PHARMION CORPORATION, a company organized under the laws of the State of Delaware, USA and having its principal place of business at 4865 Riverbend Road, Boulder, Colorado 80301 ("Pharmion")

RECITALS:

(A) LEO is the owner of trade marks and owns or controls Data (as hereinafter defined) relating to the Product (as hereinafter defined), and is currently marketing and selling the Product in various global markets including the United States.

(B) LEO is the holder of an Existing NDA and an Existing IND (each as hereinafter defined) for the Product in the United States, and is in a position to supply Product to Pharmion for distribution in the United States on the terms hereinafter described.

(C) Pharmion's personnel have expertise and experience in the development, registration, marketing and distribution of pharmaceutical products in the United States.

(D) Pharmion wishes to become the sponsor of the Existing NDA and to distribute the Product under the Trade Mark (as hereinafter defined) for the Initial Indication (as hereinafter defined), and to become the sponsor of the Existing IND (as hereinafter defined) and to develop, obtain supplemental NDAs for and distribute the Product using the Data for Additional Indications and New Presentations (both as hereinafter defined) in the United States, and LEO is willing to grant such rights to Pharmion and to supply Pharmion's requirements of the Product, all on the terms and conditions set out in this Agreement.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.       DEFINITIONS AND INTERPRETATION

1.1. In this Agreement, the following terms shall have the following meanings unless the context requires otherwise:

         "ADDITIONAL INDICATION" means any indication other than the Initial Indication.

         "ADDITIONAL NDA" means any supplemental NDA or any additional NDA

         "AFFILIATE" means any corporation, firm, partnership, organization or entity that directly or indirectly controls, is controlled by or is under common control with such entity. For the purpose of this definition the term "control" means direct or indirect ownership of at least fifty percent (50%) of the outstanding equity voting stock (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of an entity.

         "AGENCY" means any governmental authority in the LEO Territory responsible for granting approvals and clearance for marketing and sale of the Product.

         "BUSINESS DAY" means every day except a Saturday, Sunday or a day which is a statutory holiday in Denmark or in the United States.

         "CASH DISCOUNT" means a discount for prompt payment given by Pharmion to its customers in the ordinary course of business, not to exceed two percent (2%) of the amount invoiced to such customers.

         "cGMP" means current good manufacturing practices as established, from time to time, by the FDA.

         "COMMERCIALLY REASONABLE EFFORTS" means efforts by a Party consistent with the prudent exercise of business judgments which shall not be less than for the development, manufacturing, registration or commercialization (as the case may be) of such Party's own pharmaceutical products of similar commercial potential.

         "CONTROL" OR"CONTROLLED" means possession of the ability to grant a license or sublicense of Data or other intangible rights as provided for herein without violating the terms of any agreement or other arrangement with any third party.

         "CURRENT DISTRIBUTOR" means UPS Supply Chain Solutions, Inc, 990 Hammond Drive, Suite 400, Atlanta Georgia 30328.

         "DANISH INDEX" means the Summarisk loenindeks for den private sektor - Industri (the Danish Pay Index for Industry) published by Statistics Denmark and currently posted on the internet at www.dst.dk.

         "DATA" means information in the possession or Control of LEO relating to the Product and the Existing NDA and the Existing IND and Marketing Authorizations and necessary or desirable for the marketing and sale of the

         Product in the Territory or the LEO Territory or for the clinical development of the Product for Additional Indications or New Presentations in the Territory including, without limitation, confidential know how, technical information, technology and trade secrets relating to the Product, information relating to the pre-clinical and clinical testing and approval of the Product, information relating to any suspected adverse drug experiences with the Product and any toxicological, pharmacological or pharmacokinetic studies relating to the Product.

         "DEVELOPMENT AND MARKETING COMMITTEE" means the Development and Marketing Committee described in Section 5.3 and 5.4

         "DEVELOPMENT PLAN" means an outline proposal for the development of the Product for an Additional Indication or a New Presentation, to be submitted to the Development and Marketing Committee in accordance with
         Section 5.5.

         "EFFECTIVE DATE" means July 12, 2002, provided, that neither Pharmion nor LEO shall have delivered the notice described in Section 1.3.

         "EXISTING IND" means the Investigational New Drug Application number 59,764 currently held by LEO

         "EXISTING NDA" means the NDA as in effect on the Effective Date, NDA number 20-484.

         "FDA" means the United States Food and Drug Administration.

         "FINISHED GOODS" means Product Packed and ready for sale to the ultimate customer.

         "FIRM ORDER" shall have the meaning set forth in Section 9.3.

         "IMPROVEMENTS" means all improvements, modifications or adaptations to any part of the Data or the Product made or acquired by either Party during the term of this Agreement.

         "INITIAL INDICATION" means the treatment of acute symptomatic deep vein thrombosis, with or without pulmonary embolism, when administered in conjunction with warfarin sodium.

         "INITIAL INVENTORY" means Product labeled for the Territory that is available and in stock with the Current Distributor on the Effective Date.

         "INITIAL INVENTORY VALUE" means the value of the Initial Inventory based upon the application of the Price Per Vial to the total count of Initial Inventory as determined in accordance with Section 7.9.

         "LEO LOGO GUIDELINES" means the guidelines for use of the LEO name and the Assyrian Lion logo attached to this Agreement as Schedule 1.

         "LEO PRODUCT BRANDING" means collectively: the Trade Mark, the LEO name, the Assyrian Lion, the LEO Product Design Concept, the LEO Logo Guidelines and any domain names or websites related to the Product in the USA.

         "LEO PRODUCT DESIGN CONCEPT" means the global design concept for packaging and promotional materials related to the Product developed by LEO and previously delivered to Pharmion.

         "LEO TERRITORY" means all countries of the world except the United States of America and its present possessions and territories.

         "LONG-RANGE FORECAST" has the meaning set out in Section 9.2 herein.

         "MANUFACTURE" OR"MANUFACTURING" means all the operations required to manufacture, test, release, handle, store, ship and destroy the Product, or any step thereof, as the case may be.

         "MANUFACTURER" means (i) LEO and (ii) any successor entity chosen by LEO for Manufacturing and Packing the Product for supply in the Territory in accordance with the procedures contemplated by Section 7.8 hereof.

         "MARKETING AUTHORIZATIONS" means any approvals, product and/or establishment licenses, marketing authorizations or registrations of any federal, state or local Agency necessary for the commercial manufacture, use, storage, import, export, transport, marketing or sale of the Product in any country or regulatory jurisdiction of the LEO Territory.

         "MARKETING PLAN" means the annual marketing plan developed by Pharmion for the Product as described in Section 4.3.

         "MINIMUM PAYMENTS" means the amounts specified in Schedule 2 hereof.

         "NDA" means a New Drug Application with the FDA necessary for the commercial manufacture, use, storage, import, export, transport, marketing or sale of the Product in the Territory.

         "NEW PRESENTATIONS" means presentations for parenteral administration of the Product in addition to the presentation in vials described in the Existing NDA.

         "NET SALES" means the amount invoiced by Pharmion for sales of Product to a third party less deductions for: (i) shipping, freight charges or insurance paid to the extent separately set forth in the amount invoiced to Pharmion's customer; (ii) sales and excise taxes and any other direct taxes paid by Pharmion; (iii) retroactive price reductions; (iv) rebates, non-cash rebates or allowances actually incurred; (v) quantity discounts, Cash Discounts or chargebacks actually incurred in the ordinary course of business in connection with the sale of such Product; and (vi) allowances or credits actually granted to customers, not in excess of the selling price of such Product on account of governmental laws, written regulations or code, price differences, rejection, outdating, spoiled, damaged, recalls or returns of such Product, with all such items in (i) through
         (vi) being incurred or accrued in accordance with U.S. generally accepted accounting principles. There shall be no deduction from the invoiced sales price for sales commissions paid to independent sales representatives or employees of Pharmion. To the extent that the Product is sold by Pharmion in combination with other products, then the Net Sales for such combined sales shall be calculated as follows:

                                  Net Sales = C * [P / (P+O) ],

         where "C" are the net revenues from the combined sale, "P" is the price of the Product which is part of such combined sale, when the Product is separately sold, and "O" is the price of the other components of the combined sale when separately sold, provided that if the fraction resulting from such calculation is less than 0.70, then the result shall be deemed for purposes of this Agreement to be 0.70.

         For the purpose of calculating Net Sales, the Parties recognize that
         (a) Pharmion's customers may include persons in the chain of commerce who enter into agreements with Pharmion as to price even though title to the Product does not pass directly from Pharmion to such customers, and even though payment for such Product is not made by such customers directly to Pharmion, and (b) in such cases, chargebacks paid by Pharmion to or through a third party (such as a wholesaler) can be deducted by Pharmion from gross revenue in order to calculate Net Sales. Any deductions listed above that involve a payment by Pharmion shall be taken as a deduction against aggregate sales for the period in which the payment is made.

         "PACK", "PACKED" OR "PACKING" means the operations which comprise the labeling and packaging of the Product or any step thereof, as the case may be.

         "PACKAGING" means the packaging in which the Product is supplied by LEO to Pharmion.

         "PARTIES" means LEO and Pharmion and "PARTY" means either of them as the context indicates.

         "PATENTS" means patents covering inventions that may be developed by either Party during the term of this Agreement and that relate specifically to the Product, any Improvements or any New Presentations and any continuations, continuations-in-part, divisions, provisionals or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplemental patent certificate) of any such patent, and any confirmation patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

         "PRICE PER NEW PRESENTATION" means, as to each New Presentation, the price per unit of Product in such New Presentation determined in accordance with Section 13.3.

         "PRICE PER VIAL" means U.S. $12.50 for each 2 ml vial containing twenty-thousand (20,000) anti-Xa International Units/ml, as such price shall be adjusted for changes in the Danish Index as called for by
         Section 13.2.

         "PRODUCT" means pharmaceutical products containing tinzaparin sodium for parenteral use known as INNOHEP sold under the Trade Mark and more particularly identified in the Existing NDA, as such product description may be expanded by an Additional NDA .

         "PRODUCT MARKETING MATERIALS" means all marketing materials used with respect to the Product in the Territory that are in existence as of the Effective Date, in any form, to the extent such materials are in the possession and Control of LEO and are legally permitted to be transferred to Pharmion including, without limitation, all advertising materials, product data, price lists, mailing lists, customer lists, sales materials, marketing information, promotional materials, scientific and commercial publications, market research, artwork for the production of packaging components, television masters, web sites, domain names and other materials associated with the Product in the Territory. Product Marketing Materials shall also include marketing materials developed by LEO during the term of the Agreement for use in connection with the sale of the Product in the LEO Territory or developed by Pharmion for use in connection with the sale of the Product in the Territory. Product Marketing Materials shall not, however, include databases of internal LEO communications regarding the Product.

         "SALES INCEPTION DATE" means the later of (i) July 15, 2002 or (ii) the date on which the count of the Initial Inventory shall have been completed in accordance with Section 7.9.3(a) of this Agreement.

         "SHARING PERCENTAGE" means, as to each Party, the percentage of total worldwide sales of the Product that was represented by the Net Sales of the Product in its respective territory (with the definition of Net Sales to be deemed appropriately modified in the case of LEO to cover sales of LEO in the LEO Territory) during the immediately preceding calendar year, provided, that in the case of the first 16 months following the Effective Date, the Sharing Percentage shall be 30 % in the case of Pharmion and 70 % in the case of LEO.

         "SHORT-DATED" means, with respect to the Initial Inventory, inventory having a remaining shelf life as of the Effective Date of less than twelve months.

         "SKU" means stock keeping unit, the unit of finished packs as prepared for distribution to the market.

         "SPECIFICATIONS" means all Manufacturing, Packing, quality assurance and quality release specifications, standard test methods and sampling plans as approved by the FDA.

         "TECHNICAL ASSISTANCE AGREEMENT" means the technical assistance agreement to be entered into by LEO and Pharmion as described in
         Section 7.7.

         "TERRITORY" means the United States of America, including its current possessions and territories.

         "TRADE MARK" means the trade mark owned by LEO, including registrations and applications for registration thereof (and all renewals, modifications and extensions thereof), listed on Schedule 3 attached hereto, and used in connection with the Product in the Territory.

1.2.     Construction and Interpretation

         In the interpretation of this Agreement:

         1.2.1 the headings are for convenience only and shall not affect the interpretation hereof;

         1.2.2 references in this Agreement to Sections, Schedules and Exhibits are to the sections of, and schedules and exhibits to, this Agreement;

         1.2.3 unless the context otherwise requires the singular shall include the plural and vice versa, reference to any gender shall include reference to the other gender, and references to persons shall include bodies corporate, unincorporated associations and partnerships; and

         1.2.4    this Agreement includes the Schedules and Exhibits hereto.

1.3.     Effectiveness of Agreement.

         Prior to the date of this Agreement, the Parties have agreed upon a protocol for the due diligence that each will conduct regarding the other subsequent to the date of execution of this Agreement, including the names of the individuals from each of the Parties that will be involved, a schedule of their meetings, the location of the meetings or facilities to be inspected, the documents to be examined and the subject matters to be discussed (the "Agreed Diligence Protocol")

         During the two week period immediately following the execution of this Agreement by both Parties, each Party will grant access to its personnel involved with the production, marketing and development of the Product and the facilities in which the Product is produced in order to enable the other Party and its personnel to conduct their final due diligence in accordance with the Agreed Diligence Protocol. It shall be a condition to the effectiveness of this Agreement that each Party shall be satisfied, in its sole discretion, with the information gathered during such due diligence process. Such condition shall be deemed to have been met unless, on or prior to July 12, 2002, either Party delivers written notice to the other Party that it has decided not to proceed with the transactions contemplated by this Agreement. If no such notice is issued, then this Agreement shall become effective on the Effective Date. If either Party delivers such a notice, then this Agreement shall never come into effect and neither Party shall have any rights or obligations under this Agreement.

2.       APPOINTMENT OF PHARMION; LICENSE GRANT

2.1. Subject to the terms and conditions of this Agreement, with effect from the Effective Date, LEO hereby appoints Pharmion as its exclusive distributor for the Product in the Territory and hereby grants to Pharmion the exclusive right and license:

         2.1.1    to purchase the Product from LEO for resale in the Territory;

         2.1.2 to advertise, market, promote, distribute, use and sell the Product, using the Data and under and by reference to the Trade Mark and the other LEO Product Branding, in the Territory (i) for the Initial Indication and (ii) for any Additional Indications or New Presentations that are approved by the Development and Marketing Committee and covered by an appropriate Additional NDA;

         2.1.3 to become the sponsor of the Existing NDA for the Product from LEO as contemplated by Section 3, and to use the Data to maintain the Existing NDA for the Product in the Initial Indication;

         2.1.4 to develop the Product using the Data and Improvements for any Additional Indications or New Presentations approved by the Development and Marketing Committee, and in connection with such development to become the sponsor of the Existing IND for the Product and to apply for additional INDs for the Product and obtain Additional NDAs for the sale of the Product for such Additional Indications or New Presentations;

         2.1.5 to use the Product Marketing Materials and the LEO Product Branding in connection with the advertising, marketing, promotion and distribution of the Product in the Territory;

         2.1.6 to develop patient and medical personnel educational programs as may be required by the FDA or deemed appropriate by Pharmion for the promotion and development of the Product

2.2. During the term of this Agreement and subject to any contrary legal requirement that may be imposed upon it, Pharmion will not: (i) seek customers or establish any branch or distribution depot for the Product in any country which is outside the Territory, or (ii) actively export the Product to any customer outside the Territory or to any customer within the Territory for resale outside the Territory.

2.3. During the term of this Agreement and subject to any contrary legal requirement that may be imposed upon it, LEO will not: (i) seek customers or establish any branch or distribution depot for the Product in the Territory, or (ii) actively export the Product outside the Territory for use or resale in the Territory to any person other than Pharmion.

2.4. From and after the Effective Date, LEO will to the extent LEO is legally permitted to do so transfer or procure the transfer to Pharmion of such elements of the Data, as well as the then current Product Marketing Materials, which Pharmion may request from time to time and that are not otherwise contained in the materials transferred as part of the Existing NDA transferred in accordance with Section 3.1. During the term of this Agreement, each Party shall, upon the reasonable request of the other, transfer such data developed by such Party as comprise Improvements, as well as such new Product Marketing Materials as have been developed by such Party. All such transfers shall be coordinated through the Development and Marketing Committee, and each Party shall have the right, consistent with Agency regulations in the Territory or the countries within the LEO Territory, to use the Product Marketing Materials developed by the other to aid in developing its own Product Marketing Materials for use within its own territory.

3.       EXISTING NDA AND EXISTING IND

3.1. LEO will promptly transfer sponsorship of the Existing NDA naming Pharmion as the NDA holder in place of LEO. LEO will transfer or procure the transfer to Pharmion of a complete copy of the approved application relating to the Product for the Territory, including supplements and records that are required to be kept under 21 CFR 314.81, such documentation to include paper files and, if available, electronic versions to enable Pharmion to maintain the Existing NDA and apply for Additional NDAs in the Territory. The Parties hereby agree to use Commercially Reasonable Efforts to complete the filing of the transfer of the Existing NDA within four (4) weeks of the Effective Date. LEO, in collaboration, with Pharmion, will establish a mutually acceptable communication and interaction process to facilitate a smooth transfer of the Existing NDA.

3.2. Until such time as each of the foregoing changes of holder is effected, LEO will maintain the Existing NDA, and LEO shall bear all costs and expenses incurred in connection with such maintenance.

3.3. Following the transfer of sponsorship, Pharmion shall keep LEO informed of any changes to the Existing NDA and any Additional NDA which Pharmion wishes to make or is required to make by the FDA. Changes relating to the Product, Specifications, Manufacturing or Packaging shall be dealt with between the parties as specified in Section 11.2. Changes relating to Additional Indications or

         New Presentations shall be dealt with between the parties as specified in Section 5.

3.4. Pharmion will not use the Data or the NDA which it obtains except as required for the purposes of this Agreement and within the Territory. Pharmion will not grant access to the Data to any third party (other than a medical professional or an investigator or another consultant who has entered into confidentiality obligations equivalent to those set out in this Agreement and who requires access to such Data in connection with the development or distribution of the Product) or refer, or authorize reference, to the NDA dossier to enable it or any such third party to obtain a product license for any products whatsoever.

3.5. LEO will promptly apply for a transfer of sponsorship of the Existing IND, naming Pharmion as the IND holder in place of LEO. LEO will transfer or procure the transfer to Pharmion a complete copy of all available regulatory documentation relating to the Existing IND, such documentation to include paper files and, if available, electronic versions to enable Pharmion to maintain the Existing IND and carry forward the research contemplated by the Existing IND. LEO, in collaboration, with Pharmion, will establish a mutually acceptable communication and interaction process to facilitate a smooth transfer of the Existing IND.

4.       COMMERCIALIZATION EFFORTS IN THE TERRITORY

4.1. Pharmion's Authority/Responsibility. During the term of this Agreement, Pharmion shall use Commercially Reasonable Efforts to promptly re-launch and to promote the Product in the Territory, and, except as otherwise expressly herein provided, Pharmion shall have the right and responsibility to take such actions with respect to the Product as would normally be done in accordance with accepted business practices in the marketing of pharmaceutical products and legal requirements to obtain and maintain the authorization and/or ability to market a pharmaceutical product in the the Territory and to market the Product, including, without limitation, the following:

         4.1.1 conducting human clinical trials of the Product as Pharmion determines are reasonable, necessary or desirable, subject to the approval of the Development and Marketing Committee, as contemplated by Section 5;

         4.1.2 making appropriate filings, as contemplated by Section 5, for the registration of one or more Additional Indications for the therapeutic use of the Product;

         4.1.3 marketing the Product at such prices and on such other terms and conditions as Pharmion determines are reasonable, necessary or desirable;

         4.1.4 developing patient and medical personnel educational programs as may be required by the FDA or deemed appropriate by Pharmion for the promotion and development of the Product;

         4.1.5 responding to product and medical complaints relating to the Product (as called for by Section 14 hereof, Pharmion shall promptly advise LEO of any such complaints which it receives from regulators, customers or patients);

         4.1.6 except as otherwise provided in Section 8, handling all returns of the Product;

         4.1.7 handling, in accordance with Section 14.4 hereof and with the cooperation of LEO, all recalls of the Product;

         4.1.8 communicating with the FDA and any state or local governmental agencies and satisfying their requirements regarding the authorization and/or continued authorization to market the Product in the Territory; and

         4.1.9    handling Product distribution, inventory and receivables.

         Pharmion's exercise of the rights and license granted hereunder shall be subject to Pharmion's continuing obligation to adhere to the LEO Product Branding in its promotion and marketing of the Product.

4.2. Transition Coordination. Prior to the date of this Agreement, the Parties have developed a proposed set of procedures for the orderly transition of the marketing, distribution, order processing, billing and collection relating to the Product in the Territory from LEO's Canadian Affiliate and the Current Distributor to Pharmion and such new wholesaling or distribution organization as Pharmion shall select. Such procedures are set forth in Schedule 4 to this Agreement. LEO shall be responsible for all costs and expenses associated with the termination of agreements relating to such services that LEO or its Affiliate may have entered into prior to the date of this Agreement.

4.3.     Annual Marketing Plan.

         4.3.1 Pharmion shall annually prepare a marketing plan for the forthcoming calendar year describing the then current marketing environment for the Product, including market share data relating to the Product and other products in its therapeutic class, and the proposed marketing programs, Other Clinical Studies (as defined in Section 5.6) and medical education programs which it intends to undertake in the forthcoming year, as well as forecasts of the sales of the Product for such year (each a "Marketing Plan"). Included in each Marketing Plan shall be (a) Pharmion's proposed sampling strategy for the forthcoming year including the estimated number of units of Product that Pharmion proposes to deliver as samples in such year and
                  (b) Pharmion's estimate of Product that it may need to contribute to compassionate use programs. The Marketing Plan shall also contain a five year sales forecast, broken down on a monthly basis for the first two years and on an annual basis for the remaining three years. Each such Marketing Plan shall be treated by both Parties as a good faith statement of Pharmion's intentions for the forthcoming year and estimate for subsequent year, but such Marketing Plan shall not be deemed to be a contractual commitment by Pharmion to undertake all of the efforts described in such Plan or to achieve the goals or sales levels contained in such Plan.

         4.3.2 Pharmion shall deliver the Marketing Plan for the calendar year 2003 on or before October 1, 2002 and thereafter shall deliver a new draft Marketing Plan by September 1 and a final plan by October 1 of each successive calendar year.

         4.3.3 The Development and Marketing Committee shall discuss each such Marketing Plan at a meeting to be held no later than September 15 of each year, and Pharmion shall in good faith take into account changes to such Marketing Plan recommended by the representatives of LEO on the Development and Marketing Committee; provided, that for the calendar years 2007 and onward, the Parties shall agree in good faith to each year's annual Net Sales forecast.

4.4. Pharmion Commercial Organization. Pharmion shall use Commercially Reasonable Efforts to establish:

         4.4.1 a sales force of not less than twenty-five full-time equivalent representatives that actively promote the Product with high priority;

         4.4.2 an appropriate supporting organizational structure for the Product, comprised of either Pharmion employees or individuals under third party contracts with Pharmion, consisting of at least two regional directors, three medical liaisons, two national account managers, one product manager and one customer service manager

4.5. Maintenance of Inventory. Within two full fiscal quarters following the Effective Date, Pharmion shall establish and thereafter use Commercially Reasonable Efforts to maintain an inventory of Product representing at least three months of supply, based upon the then most current Long-Range Forecast.

4.6. Maintenance of NDA and IND. Pharmion shall bear all costs of maintaining the Existing NDA, Additional NDAs, if any, and the Existing IND for the Product in the Territory.

4.7. LEO Cooperation. LEO shall provide such assistance and cooperation as Pharmion may reasonably request to re-launch the Product in the Territory and, more generally, to promote the Product in the Territory, including collaborating with Pharmion on developing transatlantic sales/marketing/scientific events and inviting Pharmion to participate in LEO's "international experience exchange" activities regarding the Product.

4.8. Communications with Agencies. LEO shall be notified in advance of any meeting related to the Product between Pharmion and the FDA. Pharmion shall be notified in advance of any meeting related to the Product between LEO and any Agencies in the LEO Territory where, in the reasonable judgment of LEO, any such meeting could have an adverse effect on the development or sale by Pharmion of the Product in the Territory or the Manufacture and supply of the Product. Pharmion and LEO shall, in addition, cooperate with one another to keep the other Party informed of any other significant interface or communication with the FDA or the Agencies which might adversely affect LEO's or Pharmion's activities under this Agreement.

4.9. New LEO Products. In the event that LEO develops one or more new products within the same therapeutic class as the Product, LEO will keep Pharmion informed regarding the development of such products and provide Pharmion with an opportunity to compete with third parties to obtain the rights to market such product or products in the Territory.

5.       COORDINATION OF DEVELOPMENT EFFORTS; DEVELOPMENT FOR ADDITIONAL
         INDICATIONS

5.1. Pharmion's Development Efforts. Pharmion shall use Commercially Reasonable Efforts to develop the Product for any Additional Indications or New Presentations approved by the Development and Marketing Committee.

         5.1.1 Annual Development Plan. Pharmion shall annually prepare a development plan for the forthcoming calendar year describing the steps which Pharmion desires to take for the development of Additional Indications or New Presentations for the Product during the forthcoming calendar year (each a "Development Plan"). Each such Development Plan shall be treated by both Parties as a good faith statement of Pharmion's intentions for the forthcoming year, but such Development Plan shall not be deemed to be a contractual commitment by Pharmion to undertake all of the efforts described in such Plan or to achieve the goals contained in such Plan. Each such Development Plan shall be presented for approval to the Development and Marketing Committee as contemplated by Section 5.5 below.

         5.1.2 Pharmion shall deliver the Development Plan for the calendar year 2003 on or before October 1, 2002 and thereafter shall deliver a new draft Development Plan by September 1, and a final Development Plan by October 1 of each successive calendar year.

         5.1.3 The Development and Marketing Committee shall discuss each such Development Plan at a meeting to be held no later than 15 September of each year, and Pharmion shall in good faith take into account changes to such Development Plan recommended by the representatives of LEO on the Development and Marketing Committee. Final approval of any such Development Plan shall be determined as provided in Section 5.5 below.

5.2. Coordinators. Within thirty (30) days of the Effective Date, the Parties will each appoint one individual (each a "Coordinator ") who shall be the principal representative of such Party with respect to all matters arising under this Agreement and who shall be responsible to coordinate communications from the other Party to and within his or her respective organization. Each Party will notify the other as to the name of the individual so appointed. Each Party may replace its Coordinator at any time, upon notice to the other Party.

5.3.     Development and Marketing Committee.

         5.3.1 Composition of the Committee. Within thirty (30) days of the Effective Date, LEO and Pharmion will establish a Development and Marketing Committee. The Development and Marketing Committee will be composed of the Coordinator from each Party and such additional representatives from each Party as the respective Coordinators shall select, it being the intention of the Parties that, when required by the subject matter of the meeting, each Party shall have participating in the meeting of the Committee representatives with the relevant expertise in areas such as clinical development, manufacturing, marketing and regulatory affairs. Either Party may replace any or all of its representatives at any time upon written notice to the other Party. The Development and Marketing Committee will meet (in person, telephonically or via videoconference) at least quarterly or more frequently if reasonably requested by either Party.

         5.3.2 Committee Procedures. Meetings of the Development and Marketing Committee may be convened by either Party with notice to the other Party, and both Parties shall use Commercially Reasonable Efforts to have a representative in attendance at meetings of the Committee within two (2) weeks of the delivery of such notice. No meeting of the Development and Marketing Committee shall, for purposes of this Agreement, be validly constituted unless at least one (1) member representing each Party shall be in attendance (a quorum of the Committee), and no action shall be taken or deemed validly taken by the Committee unless such action shall have been approved by unanimous vote of the members of the Committee participating at a meeting at which a quorum is present. All actions validly taken by the Committee shall be duly recorded in minutes of the Committee prepared by a member of the Committee selected for that purpose at any given meeting, with the responsibility for the preparation of such minutes to alternate between the Parties at each meeting. Such minutes shall be furnished to each Party within two (2) weeks of any given meeting by the designated recorder of the minutes and shall be retained by each Party as part of its records of actions taken with respect to this Agreement. Each party shall bear its own cost incurred in participation in the Development and Marketing Committee.

5.4. Functions of Development and Marketing Committee. The Development and Marketing Committee shall: (a) exchange information on the development of the Product in the LEO Territory and the Territory, including the exchange of information regarding ongoing and new clinical studies, regulatory strategy and commercial development, Improvements and new Product Marketing Materials; (b) discuss the need, desirability of, structure and/or allocation of costs of any clinical studies or other development efforts relating to the Product to be carried out in the LEO Territory or the Territory; (c) discuss actions planned by either Party with respect to the Product where such actions could reasonably be expected to have a material impact on the Product in the Territory or the LEO Territory; (d) discuss collaboration in the development of the Product in the Territory for indications other than the Initial Indication; (e) review and discuss each Marketing Plan as contemplated by Section 4.3.3; (f) review and discuss each Development Plan as contemplated by Section 5.1.3; and (g) discuss in good faith other issues relating to the marketing or development of the Product in the Territory.

5.5. Development of Product for Additional Indications or New Presentations. Pharmion shall not proceed with the development of the Product for an Additional Indication or a New Presentation without first submitting a Development Plan to the Development and Marketing Committee. If a Development Plan submitted by Pharmion is not unanimously approved by the members of the Development and Marketing Committee, then the dispute shall be referred to the CEO of Pharmion and the CEO of LEO for resolution. In the event that the dispute is not resolved by these individuals, LEO shall have the final right to decide whether Pharmion may proceed with such Development Plan. Where the development of a Product for an Additional Indication or New Presentation being sought by Pharmion and approved by the Development and Marketing Committee requires process development or manufacturing changes, Pharmion will reimburse LEO for all reasonable costs incurred by LEO in making such changes unless the Parties have agreed to share the costs of such development pursuant to Section 5.6 below, in which case LEO's process development and manufacturing costs will be included in the costs to be divided between the Parties.

5.6.     Clinical Studies.

         5.6.1 Categorization of Studies. For purposes of this Agreement, clinical studies relating to the Product shall be categorized either (i) as "Registration Studies" which shall be studies conducted with the intention of being filed with the FDA or an Agency for the purpose of obtaining an Additional Indication or (ii) as "Other Studies". Such categorization shall be determined by action of the Development and Marketing Committee at the time that either Party proposes to conduct a clinical study relating to the Product.

         5.6.2 Sharing of Data. Data from all clinical studies conducted by or on behalf of either Party shall be made available to the other Party for all purposes of safety reporting or other compliance with compulsory regulatory reporting requirements in its respective territory. Data resulting from Other Clinical Studies, and Data resulting from the publication of results of Registration Studies, may also be used by either Party for medical marketing purposes regardless of which Party funds such studies.

         5.6.3 Shared Costs. Where LEO and Pharmion agree, prior to the commencement of any Registration Study related to the Product proposed either by Pharmion or LEO, that the results of such study may be used for the purpose of obtaining approval for a New Indication in both the LEO Territory and the Territory, the costs of the study shall be shared by the Parties and the cost allocation, structure, timelines and other details of the study shall be agreed between the Parties in good faith taking account of the relative importance and value to each Party of the study in question. The results of and data generated by any study jointly funded by the Parties will be owned by LEO but LEO hereby grants Pharmion an exclusive license to use such results and Data for the purpose of obtaining an Additional NDA for the Product in an Additional Indication in the Territory or for such other uses in connection with the sale of the Product for the Initial Indication and the Additional Indication in the Territory as are permitted under the laws of the Territory for the term of and subject to the conditions of this Agreement.

         5.6.4 Funded Registration Studies. In the event that either Party (a "Non Funding Party") is unwilling to share in the cost of any Registration Study to be carried out by the other Party (the "Funding Party") and approved by the Development and Marketing Committee with respect to the Product, and such study generates data which the Funding Party reasonably believes may be used by the Non Funding Party to obtain Marketing Authorization or an Additional NDA for the Product in an Additional Indication in any country(ies) of the LEO Territory or in the Territory, as the case may be, then the following provisions shall apply:

                  The Funding Party shall, by notice, require the Non Funding Party to decide within ninety (90) days of receipt of a data package containing a summary of the clinical data for such Additional Indication whether the Non Funding Party elects to use such data for the purpose of obtaining Marketing Authorization or an Additional NDA for the Product in an Additional Indication in any country(ies) of the LEO Territory or in the Territory, as the case may be. If the Non Funding Party so elects, then:

                  (a) the Parties shall agree upon a development program for such purpose and the Non Funding Party shall undertake to perform the necessary work at its own cost and to reimburse the Funding Party, by means of a royalty of 5% on Net Sales of the Product (with such definition to be deemed appropriately modified to cover sales of LEO if LEO is the Non Funding Party), up to an amount equal to 50% of the reasonable costs, incurred by the funding Party in conducting the Registration Study from the date of enrollment of the first patient, plus interest from such date through the date on which such amount shall have been reimbursed at LIBOR, as in effect from time to time during such period; and

                  (b) the results of and data generated by any study funded by the Funding Party will be owned by the Funding Party but such Party shall grant to the Non-Funding Party an exclusive license during the term of this Agreement to use such results and data for the purpose of obtaining Marketing Authorization or an Additional NDA for the Product in an Additional Indication in the LEO Territory or the Territory, as the case may be; provided, that if Pharmion is the Funding Party, ownership of the results and data from such study shall be transferred to LEO promptly following termination of this Agreement.

                  If the Non Funding Party shall not elect to so share in the costs of such Registration Study, then during the term of this Agreement, such Non Funding Party shall not have the right to utilize the Data resulting from such Registration Study to apply for or obtain an Additional NDA or Marketing Authorization for an Additional Indication utilizing such Data; provided, that if Pharmion is the Funding Party, ownership of the results and data from such study shall be transferred to LEO promptly following termination of this Agreement.

         5.6.5 Clinical Trial Agreements. In connection with Registration Studies or Other Clinical Studies sponsored by Pharmion, Pharmion will use Commercially Reasonable Efforts to ensure that all clinical trial agreements with third parties, including principal investigators and CROs, will be assignable to LEO and that such agreements may be terminated, on no more than 90 days' notice by the payment of no more than the costs incurred by the third party through the date of termination.

6.       CONSIDERATION

6.1. Purchase Price Payable on Execution. Pharmion shall pay to LEO the sum of seven million five hundred thousand dollars (U.S. $7,500,000) as payment of purchase price for the rights granted under this Agreement, via wire transfer within five (5) Business Days of the Effective Date, less the amount of two hundred thousand dollars (U.S. $ 200,000) which was previously paid by Pharmion to LEO in connection with a letter agreement dated May 23, 2002, and which LEO hereby acknowledges shall be fully credited against such purchase price . All of such payment shall be non-refundable, but a portion thereof may be creditable against royalties as provided in Section 6.3 below.

6.2. Royalty. Commencing at the end of the first calendar quarter in which the Sales Inception Date occurs, Pharmion will pay LEO during the remaining term of this Agreement a royalty, payable on a quarterly basis, equal to (a) the Specified Percentage (as defined below) of Net Sales of Product in the Territory during such calendar quarter, less
         (b) Pharmion's purchase price of the units of Product sold during such calendar quarter (as charged to Pharmion by LEO in accordance with Section 13 for purposes other than clinical trials, sampling or compassionate use) based upon a "first-in/first-out" accounting of Pharmion's Product inventory, subject always to LEO's right to receive Minimum Payments as provided in Section 6.8. For purposes of this
         Section 6.2, the term "Specified Percentage" shall mean:

         6.2.1 thirty percent (30%) of all Net Sales up to and including $20 million per calendar year; and

         6.2.2 thirty-five percent (35%) of all Net Sales above $20 million per calendar year.

6.3. Royalty Credits. Two million five hundred thousand dollars ($2,500,000) of the amount paid under Section 6.1 shall be creditable against the royalties payable under Section 6.2. with respect to Net Sales recorded during the thirty (30) month period commencing on September 1, 2002, provided, however, that if Pharmion shall not have relaunched the Product before December 31, 2002 for reasons unrelated to the transfer of the Existing NDA or manufacturing or supply issues, such credit shall be limited to One Million Five Hundred Thousand Dollars ($1,500,000). In addition, if Net Sales for the calendar year 2003 exceed sixteen million dollars (U.S. $ 16,000,000), then an additional one million dollars (U.S. $1,000,000) shall be creditable against the royalties payable under Section 6.2. with respect to Net Sales recorded during the twenty-four (24) month period commencing January 1, 2004.

6.4. Withholding Tax. Any tax which Pharmion is required to pay or withhold from royalty payments to be made to LEO under this Agreement shall be deducted from the amount otherwise due, provided that, in regard to any such deduction, Pharmion shall give LEO such assistance as may be reasonably necessary to enable or assist LEO to claim exemption therefrom or a reduction thereof and shall provide LEO with an official tax certificate as soon as possible.

6.5. Invoices for Royalties. If required by Pharmion, LEO shall submit a written invoice addressed to Pharmion for each royalty payment to be made by Pharmion under this Agreement. LEO shall submit these written invoices to Pharmion within a reasonable period following the request from Pharmion and based upon the last quarterly royalty report from Pharmion provided to LEO in accordance with Section 6.7.

6.6.     Royalty Calculation and Payment.

         6.6.1 Timing. Royalties shall be calculated and paid to LEO quarterly, and shall be due forty-five (45) days following the end of each calendar quarter.

         6.6.2    Currency of Payment. Royalties shall be payable in U.S.
                  Dollars.

6.7. Royalty Reports. Commencing at the end of the first calendar quarter in which the Sales Inception Date occurs, Pharmion shall submit quarterly payment reports to LEO within (45) days following the end of each calendar quarter. Such reports shall include, but not be limited to:

         6.7.1 An accounting of Net Sales within the Territory during such quarter;

         6.7.2 An accounting of the aggregate purchase price paid by Pharmion to LEO for the units of Products sold during such quarter; and

         6.7.3 the calculation of the royalty amounts owing to LEO pursuant to this Section 6, including, if applicable, the use of payments creditable under either Section 6.3 or 6.8.

6.8.     Minimum Payments.

         6.8.1 For each calendar year commencing with the year ending December 31, 2003, if the sum of (x) the amounts paid (or credited as paid) to LEO pursuant to Section 6.2 and 6.3, and
                  (y) the amounts referred to in Section 13 (paid by Pharmion as the purchase price for the relevant purchased units) shall be less than the Minimum Payment for such calendar year set forth in Schedule 2, then Pharmion shall make a lump sum payment to LEO in the amount equal to such shortfall, with such lump sum payment to be made simultaneously with the payments due to LEO under Section 6.2 in respect of the fourth quarter of such calendar year. All such payments shall be non-refundable.

         6.8.2 Any amounts paid under this Section 6.8 shall be creditable against the amounts, if any, by which

                  (a) the sum of (x) the amounts paid (or credited as paid) to LEO pursuant to Section 6.2 and 6.3, and (y) the amounts referred to in Section 13 (paid by Pharmion as the purchase price for the relevant purchased units) in any of the three (3) following calendar years shall exceed

                  (b) the Minimum Payment applicable to such subsequent year;

                  with any such credit to be applied against royalties payable during the fourth quarter of such calendar year (and to the extent not fully applied, the quarterly payments of the next succeeding calendar year).

         6.8.3 The Minimum Payments for the years 2003 through 2006 are set forth on Schedule 2. For each subsequent calendar year such Minimum Payments shall be an amount equal to the royalty payments (including the purchase price of the units sold) called for by Section 6.2 applied to twenty-five percent (25%) of the budgeted Net Sales for such year as determined by reference to the final Marketing Plan delivered by Pharmion to LEO as called for by Section 4.3 hereof, provided that the annual Net Sales for any such calendar year shall be not less than the Net Sales of the immediately prior calendar year plus the average growth of the fractionated heparin market (ATC B1 +B2, latest available MAT figures) for the then most recently available twelve month period, as measured by the data published by a mutually acceptable third party market data collection organization.

6.9.     Minimum Sales.

         If Net Sales for any two consecutive calendar years are less than fifty percent (50%) of the Net Sales forecasts for such years, either as set forth in Schedule 2 or as provided in Sections 4.3.3 and 6.8.3, then
         (a) Pharmion shall have the right to pay LEO an amount equal to the difference between (i) the payments that would have been due to LEO under Section 6.2 had Pharmion achieved fifty percent of such Net Sales for such calendar years, and (ii) the amounts paid by Pharmion to LEO under Section 6.8 with respect to such calendar years, with such payment to be made simultaneously with the payments due to LEO under
         Section 6.2 in respect of the fourth quarter of the second of such calendar years, and (b) if Pharmion does not make such payment, LEO shall have the right, for the thirty (30) day period following the date on which such payment would otherwise be due to terminate this Agreement by notice to Pharmion.

6.10. No Other Royalties. The royalties set out in this Section 6 are the only royalties payable by Pharmion to LEO or to any third party in connection with the exclusive distributor and purchase arrangements and licenses granted herein.

7.       MANUFACTURE AND SUPPLY OF PRODUCT

7.1. Exclusive Supply; Requirements. LEO will sell to Pharmion and Pharmion will purchase from LEO all of Pharmion's requirements of the Product for sale in the Territory and for conducting clinical trials, sampling, participation in compassionate use programs, and for such other purposes as Pharmion shall require.

7.2. Supply Efforts. LEO shall use Commercially Reasonable Efforts to manufacture or otherwise supply sufficient quantities of the Product to Pharmion to satisfy Pharmion's purchase requirements. LEO will manufacture the Product at the facility specified in the Existing NDA or, after compliance with Section 11.2, such newer facility as LEO may establish, provided that such newer facility shall have regulatory compliance characteristics at least as favorable as the current facility and is otherwise reasonably acceptable to Pharmion. LEO will provide the Product to Pharmion as Finished Goods and Packed in accordance with the specifications as described in Section 10 and
         Schedule 6 (Finished Goods Packaging Specification).

7.3. Inspection. Upon reasonable notice to LEO, during normal business hours and in a manner calculated not to unreasonably interfere with LEO's conduct of business, LEO shall allow Pharmion's employees or representatives to inspect the Manufacturing, Packaging, testing, storing, stability and quality control facilities and/or programs of LEO which relate to the Product and which Pharmion reasonably needs to inspect in order to discharge its obligations as the holder of the NDA in the Territory. To the extent Pharmion wishes to use the services of a consultant in connection with any such inspection, it shall (a) identify such consultant to LEO for its prior approval, such approval not to be unreasonably withheld or delayed, (b) obtain a confidentiality undertaking from such consultant consistent with the provisions of Section 17, (c) cause a Pharmion employee to accompany such consultant on any such inspection, and (d) use Commercially Reasonable Efforts to utilize the same consultant for any subsequent inspection of the same facility.

7.4. Allocation of Supply. In the event that LEO anticipates a shortage of supply of Product for sale in the Territory and the LEO Territory, LEO shall notify Pharmion of such shortage as soon as possible, and LEO shall in good faith allocate Product between the Territory and various countries within the LEO Territory in a fair and equitable manner, taking into account: the historic sales of the Product in the various markets, the then current demand for the Product in the various markets as evidenced by customer purchase orders and levels of back-orders, and the relative inventory levels available in the various markets.

7.5. Interruption of Supply. In case of any interruption of supply by LEO, whether as a result of force majeure events or failure of LEO for any reason to meet Pharmion's supply requirements, the Parties will cooperate to seek to provide Pharmion with an alternate source of supply (including seeking to validate an alternative manufacturing source) for the period in which (or for the amount of Product that) LEO is unable to supply Pharmion.

7.6. Safety Stock. In order to reduce the risk of any gap in supply, LEO will produce and maintain a sufficient inventory of active drug substance to permit LEO to produce at least 6 months supply of Product for the Territory, based on Pharmion's then current Long-Range Forecast.

7.7. Technical Assistance Agreement. Within 6 weeks, following the Effective Date of this Agreement, the Parties will enter into a technical assistance agreement substantially in the form of Schedule 5. To the extent of any conflict or inconsistency between this Agreement and such Technical Assistance Agreement, the terms and conditions of this Agreement shall control, unless otherwise agreed to in writing by the Parties.

7.8. Change of Manufacturer. If at any time during the term of this Agreement, LEO decides to outsource the Manufacture of the Product, LEO will notify Pharmion promptly and in any event at least twelve (12) months before such transfer of Manufacture is expected to be completed, and the Parties will negotiate in good faith any necessary changes to Sections 9 and 12 of this Agreement, and any procedures developed thereunder. LEO shall only select a Manufacturer that holds cGMP certification from the FDA. LEO will use Commercially Reasonable Efforts to ensure that the change of Manufacturer will not affect the safety or efficacy of the Product. The necessary steps for the change of the Manufacturer will be handled within the scope of an NDA supplement submitted to the FDA. LEO will cooperate with Pharmion by providing the available Manufacturing and other data required to support any required supplement to the NDA. Any such change of Manufacturer may also require changes to the forecasting and ordering procedures set forth in this Agreement, and the Parties agree to make any reasonable changes to such procedures resulting from any such change of Manufacturer. Costs associated with any such change of Manufacturer will be borne by LEO except where such costs are associated with changes requested by Pharmion or where additional work is required only in order to comply with new regulatory or other requirements in the Territory, in which case such costs will be reimbursed by Pharmion.

7.9.     Purchase of Initial Inventory

         7.9.1 Halt of Shipments. As of the close of business on the Effective Date, LEO will instruct the Current Distributor to halt temporarily all shipments of Product in the Territory for a period of up to five (5) Business Days pending the stock taking described below.

         7.9.2 Purchase of Initial Inventory. Pharmion shall purchase, and take title to, the Initial Inventory effective as of the Sales Inception Date. The purchase price for the Initial Inventory shall be the Initial Inventory Value which shall be determined and paid for as described below.

         7.9.3    Stock Taking.

                  (a) As soon as practicable after the Effective Date, LEO shall conduct a count at those principal locations of the Current Distributor at which the Initial Inventory is located (as specified in Schedule 7 to this Agreement) to determine the quantities of Initial Inventory outstanding at such locations as of the Effective Date that are neither damaged or Short Dated. Pharmion and one or more of its agents or representatives shall have the right to observe the count and determination of the Initial Inventory. Based upon such count and the Price Per Vial, LEO shall prepare and deliver a statement of Initial Inventory Value (the "Statement of Inventory Value") to Pharmion. If Pharmion agrees with the Statement of Inventory Value, it shall promptly so notify LEO, whereupon the Statement of Inventory Value delivered by LEO to Pharmion shall be final, binding and conclusive on the parties hereto.

                  (b) Pharmion may dispute any amounts reflected on the Statement of Inventory Value, but only on the basis that the Initial Inventory was not correctly counted or is otherwise damaged or Short-Dated; provided, however, that Pharmion shall have notified LEO in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within five (5) Business Days of LEO's delivery of the Statement of Inventory Value to Pharmion. In the event of such a dispute, LEO and Pharmion shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If LEO and Pharmion are unable to resolve any such dispute within five
                           (5) Business Days after Pharmion's delivery of its notice of dispute to LEO, LEO and Pharmion shall submit the items remaining in dispute for resolution to a mutually acceptable independent accounting firm of international reputation (the "Independent Accounting Firm"), in accordance with the provisions of Section 31.

                  (c) The Statement of Inventory Value shall be deemed final for the purposes of this Section 7.9.3 upon the earlier of (i) Pharmion's notice to LEO that it accepts the Statement of Inventory Value, (ii) the failure of Pharmion to notify LEO of a dispute within five (5) Business Days after LEO's delivery of the Statement of Inventory Value to Pharmion or (iii) the resolution of all disputes pursuant to Section 31. Within five (5) Business Days of the Statement of Inventory Value being deemed final, Pharmion shall pay to LEO by wire transfer the full amount of the Initial Inventory Value.

         7.9.4 Resumption of Shipments. Promptly following the completion of the count of the Initial Inventory as described in Section
                  7.9.3 above, LEO will instruct the Current Distributor to resume shipments of Product in the Territory, with all such shipments to be for the account of Pharmion. In addition, LEO shall advise the Current Distributor that from and after the Sales Inception Date title in and to the Initial Inventory shall vest in Pharmion.

         7.9.5 Further Assurances. To the extent deemed necessary or appropriate by either Party and at its request, LEO shall execute such bills of sale or other transfer documents as may be so requested to evidence the transfer of title in and to the Initial Inventory to Pharmion.

8.       PRODUCT RETURNS

8.1. Returns. LEO will be fully responsible for the processing of all Product returns of Product previously sold in LEO or DuPont trade dress, and any costs or expenses associated with such returns, and LEO shall keep Pharmion informed, on a regular basis, of both the volume of such returns and the customers from whom such returned Product was obtained. To the extent that customers deliver such returns to Pharmion, and Pharmion issues credits to such customers, Pharmion shall notify LEO regarding such transactions and LEO shall reimburse Pharmion for the costs of such credits.

9.       MONTHLY REPORTING, FORECASTING AND ORDERING

9.1. Monthly Reporting. Within five Business Days after the end of each calendar month during the term of this Agreement, Pharmion shall deliver to LEO, in written form or in such electronic form as the Parties shall mutually agree upon, a report of (i) the gross sales of Product during the such month, in both U.S. dollars and in units per SKU, (ii) the current level of inventory of Product held by Pharmion as of the end of such month in units per SKU, and (iii) the number of units of Product distributed by Pharmion during such month as samples, clinical trial supplies, or for compassionate use (each a "Monthly Report").

9.2. Long-Range Forecast. On the Effective Date, and on a monthly basis thereafter, delivered simultaneously with its Monthly Report, Pharmion shall furnish LEO with a rolling monthly forecast (in a mutually acceptable format) of the quantities of Product by SKU that Pharmion intends to order during the succeeding eighteen (18) month period (the "Long-Range Forecast"). All monthly amounts specified in such forecasts shall be for quantities of Product in integral multiples of 12,000 vials or such other batch size as LEO may, from time to time, specify to Pharmion in compliance with the provisions of Section 11.2.1. Each Long-Range Forecast shall represent Pharmion's most current estimates for planning purposes but, except as provided in Section 9.3 below, shall not be deemed to be purchase commitments.

9.3. Firm Orders. To the extent consistent with the volume limitations set forth in Section 9.4 below, the first four (4) months of the Long-Range Forecast (consisting of the then current month and the following three months), as updated monthly, shall be non-cancelable legally binding commitments on the part of LEO to supply and on the part of Pharmion to purchase, the quantity of Product by SKU as set forth in the Long-Range Forecast (each such first 4 month commitment, a "Firm Order"). Pharmion shall confirm monthly each Firm Order for the next four month period in writing to LEO; provided, however, that Pharmion's failure to deliver such confirmation shall not impact Pharmion's obligation to purchase such quantities.

9.4. Variations of Long-Range Forecasts. With every monthly update of the Long-Range Forecast, each of months five through seven can be increased or decreased without regard to SKU by twenty percent (20%) of the quantity forecast in the Long-Range Forecast of the previous month. Each of months eight through twelve can be increased or decreased without regard to SKU by fifty percent (50%) of the quantity forecasted in the Long-Range Forecast of the previous month. Unless consented to in writing by the Parties, each Firm Order must be for that quantity of Product that is consistent with the variations permitted in the Long-Range Forecasts under this Section 9.4.

9.5. Terms of Firm Orders. Any Firm Orders, or related purchase orders, purchase order releases, confirmations, acceptances, advices and similar documents submitted by either Party in conducting the activities contemplated under this Agreement are for administration purposes only and shall not add to or modify the terms of this Agreement. To the extent of any conflict or inconsistency between this Agreement and any such document, the terms and conditions of this Agreement shall control as to a particular order, unless otherwise agreed to in writing by the Parties.

10.      PACKAGING AND LABELING; USE OF NAME

10.1.    Packaging and Labeling.

         10.1.1 Pharmion shall be responsible for all costs of developing new Packaging and labeling for the Product, and shall provide LEO all art work for Packing components and wording to be applied to the Product, which shall be consistent with FDA approved labeling for the Product in the Territory. All such artwork shall be consistent with the LEO Product Design Concept wherever and whenever legally possible.

         10.1.2 Pharmion shall be responsible for ensuring that all Packaging and labeling, including, but not limited to, the package make-up, package inserts and other elements relating to Packaging, as well as all promotional material, complies with all laws, regulations and codes of practice applicable to such Packaging and labeling in the Territory.

         10.1.3   Pharmion shall provide the information required under this
                  Section 10 to LEO at least four (4) months prior to the requested delivery of Product reflecting such information. If Pharmion requests a change in any of the Packing components, Pharmion shall reimburse LEO for the cost of any existing and unused inventory of such materials which do not reflect such change, up to a maximum of six (6) month's supply of such components, upon presentation by LEO to Pharmion of a statement, in reasonable detail, of the amounts of such unused inventory and the cost of manufacture of such inventory.

         10.1.4 LEO shall manufacture, or contract with third parties for the manufacture, of all Packing components and cause such components to be so manufactured consistent with the information provided to LEO by Pharmion.

         10.1.5 In case LEO requires changes to the Packaging for technical reasons (e.g. changes to Packaging technology or equipment), LEO shall bear all costs of such changes and the obsolete inventory of Packaging and label materials, if any, resulting therefrom.

         10.1.6   Promptly after each change of Packaging material, twenty-five
                  (25) samples of each new Packaging material shall be provided to Pharmion, along with the date of first use of such materials.

10.2. Name and Logo Use. For the term of this Agreement, LEO grants Pharmion a non-exclusive limited right to use the "LEO" name and the Assyrian Lion, and Pharmion shall use the "LEO" name and the Assyrian Lion only in accordance with the LEO Logo Guidelines, for the purpose of identifying LEO as the originator and manufacturer on all Packaging materials, labels, inserts and any other printed matter included in the Product to the extent required by law, regulations and codes of practice in the Territory. Pharmion shall always use the LEO Device Mark and the LEO Word Mark, as identified on Schedule 1, on all relevant Packaging components.

11.      QUALITY OF PRODUCT

11.1. Manufacturing Warranty. LEO warrants that (i) the Product shall be produced in accordance with cGMP, (ii) when shipped to Pharmion the Product shall not be adulterated or misbranded and (iii) the Product shall be otherwise manufactured in accordance with the Specifications and with such written manufacturing procedures and finished product specifications (including packaging specifications) as are contained in the Existing NDA, in any NDA annual reports, and in any Additional NDA which may be issued during the term of this Agreement. To the extent permitted by law, LEO HEREBY DISCLAIMS ALL OTHER WARRANTIES REGARDING THE PRODUCT, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.2.    Manufacturing and Product Changes

         11.2.1   PRODUCT CHANGES. Except for the Required Changes defined in
                  Section 11.2.2 below, LEO shall not make or allow to be made any changes to the Product, Specifications, Manufacturing or Packaging that would require supplements to the NDA or notification to the FDA, without the prior written consent of Pharmion, such consent not to be unreasonably withheld or delayed. LEO will keep Pharmion informed of Manufacturing or other changes to the Product reportable to an Agency which may have an impact on the NDA, and Pharmion shall be responsible for making any necessary regulatory filings and obtaining any necessary approvals of the resulting supplements to the NDA from the FDA. LEO will use Commercially Reasonable Efforts to ensure that the timing of LEO's notice to Pharmion of any such change shall permit adequate time for Pharmion to make any necessary regulatory filings and obtain any necessary approval of the corresponding supplements to the NDA from the FDA prior to the change being implemented.

         11.2.2 REQUIRED CHANGES. The following changes shall constitute Required Changes: (i) changes to the Specifications or Manufacturing or Packaging processes that are required by laws or regulations (including, without limitation, cGMP), or by medical or scientific concerns as to the quality, safety and/or efficacy of the Product (collectively "Required Changes"); (ii) changes to the Specifications or Manufacturing or Packaging processes which arise out of the change of Manufacturer from LEO to a third party as provided in Section 7.8; and (iii) changes which LEO reasonably considers necessary or desirable and which do not change the character or identity of the Product in such a way as to have an adverse effect on Pharmion's interest in the Product in the Territory. The Parties shall cooperate in making such Required Changes promptly. If a Required Change is necessary because of laws or regulations that apply in the Territory but not in the LEO Territory, all costs of making such Required Change shall be borne by Pharmion. Conversely, if a Required Change is necessary because of laws or regulations that apply in the LEO Territory but not in the Territory, all reasonable costs of making such Required Change shall be borne by LEO. If a Required Change is required by the FDA and Agencies in both the Territory and the LEO Territory, then LEO and Pharmion shall share the reasonable cost of such Required Change in proportion to their respective Sharing Percentages.

                  If: (i) an FDA request disables the implementation of requirements of an Agency in the LEO Territory, (ii) an Agency request disables the implementation of requirements of the FDA or the FDA does not approve of a change required by an Agency, or (iii) despite the exercise of Commercially Reasonable Efforts, LEO is unable to make or have a Required Change of the FDA made without material adverse effects on the Product in the LEO Territory, then the Parties will negotiate in good faith to solve this issue and make such adjustments to this Agreement as are fair and equitable.

         11.2.3 DISCRETIONARY CHANGES. Pharmion may request changes to the Specifications or Manufacturing or Packaging process that are not Required Changes, including, but not limited to, changes to the existing Product, New Presentations, or changes to the existing or additional Packaging (collectively "Discretionary Changes"). LEO shall use Commercially Reasonable Efforts to make or have such Discretionary Changes made unless LEO in good faith considers that such Discretionary Changes requested by Pharmion will have a material adverse effect on the Product or on LEO's ability to Manufacture the Product or on LEO's interests in the Product in the LEO Territory.

         11.2.4 COSTS OF DISCRETIONARY CHANGES. Any and all costs associated with Discretionary Changes which are not requested by LEO (including internal administrative costs and the use of external technical consultants by LEO with the written consent of Pharmion, which shall not be unreasonably withheld or delayed, in effectuating such changes) shall be borne by Pharmion. Any and all costs associated with Discretionary Changes initiated by LEO shall be borne by LEO.

11.3.    Stability and Record-Keeping. LEO shall:

         11.3.1 select and retain samples of each batch and lot of Finished Goods and conduct an ongoing stability program in compliance with cGMP and in accordance with the provisions of the Existing NDA and Additional NDA on selected batches and maintain all legally required samples, documents, and records including, without limitation, batch and lot production, quality control and stability records, for such period as is required by the FDA in the Territory, and

         11.3.2 make available for review by Pharmion, at any reasonable time, all records relevant to Manufacturing and Packing hereunder and necessary for the discharge by Pharmion of its obligations as holder of the NDA in the Territory, including written investigations of any deviations that may have been generated from Manufacturing, Packaging, inspection or testing processes.

12.      DELIVERY

12.1. Delivery Dates. Unless otherwise agreed to by the Parties, deliveries shall be made on a monthly basis. At the time Pharmion places a Firm Order, Pharmion will provide LEO with specific shipping dates, allowing in each case for a minimum of 90 day's production time. To the extent that such shipping dates are consistent with such ninety (90) day period, LEO shall acknowledge such shipping dates in its order confirmations, whereupon such shipping dates shall become binding.

12.2. Timing of Delivery. LEO shall use Commercially Reasonable Efforts to meet the shipping dates and order quantities indicated in Pharmion's binding and accepted Firm Orders for the Product. If any circumstances occur that could result in any delivery delay or significant variation in quantity, LEO shall immediately inform Pharmion thereof in sufficient detail for Pharmion to assess the likelihood that such delivery delay or variation in quantity will adversely affect its inventory situation. Any shipment delivered that is within plus or minus ten percent (+/-10%) of the quantity ordered and/or plus or minus five (+/-5) Business Days of the shipping date specified on the relevant Firm Order will be considered as delivered on time.

12.3. Shipping Terms. Each shipment of the Product shall be delivered to Pharmion FCA (Incoterms 2000) Ballerup, Denmark. LEO will cooperate with Pharmion and will arrange for carriage of the Product to such destinations as Pharmion shall direct and for insurance of the Product (in such amounts as Pharmion shall determine) in connection therewith, all at Pharmion's sole cost and expense.

12.4. Acceptance. Pharmion shall, within forty-five (45) days of receipt of each shipment of Product by Pharmion or Pharmion's agent, notify LEO in writing of any defect by reason of which Pharmion alleges that the Product delivered fails to meet the specifications warranted by LEO as provided in Section 11.1 hereof and which should be apparent on reasonable inspection. If Pharmion notifies LEO of any defect in a shipment of Product, LEO shall have the right, but not the obligation, to send one or more quality control representatives to retest such Product in co-operation with quality control representatives of Pharmion. Pharmion shall store all shipments of the Product in accordance with storage specifications established by LEO. In the event of a disagreement between Pharmion and LEO regarding the quality of one or more shipments of Product, the parties shall submit samples of the shipment in question to an independent testing laboratory (selected by mutual agreement of Pharmion and LEO) to make a determination, which shall be binding upon the Parties, as to the compliance or lack of compliance of such shipment with the specifications warranted by LEO. LEO shall promptly credit Pharmion for any defective shipments. If Pharmion fails to give such a notice under this Section 12.4 then, except in respect of any defect which is not apparent on reasonable inspection (a "Latent Defect"), the Product shall be conclusively presumed to meet the specifications warranted by LEO as provided in
         Section 11.1 hereof, and accordingly Pharmion shall be deemed to have accepted the delivery of the Product in question.

         12.4.1 Replacement of Defective Product. If any shipment of Product does not comply with the Specifications, for reasons primarily attributable to LEO or the Manufacturer, LEO shall remedy or have remedied such defect at its own cost and in agreement with Pharmion. If this is not possible or advisable for regulatory, technical, quality, medical or economic reasons, the shipment shall be properly destroyed and/or disposed of at LEO's expense. LEO shall not be entitled to any remuneration for any such unusable shipment. LEO shall use Commercially Reasonable Efforts to provide a replacement delivery as quickly as possible.

12.5. Certificates of Analysis and Compliance. LEO shall deliver to Pharmion, together with each delivery of each batch of Product, the corresponding Certificate of Compliance and the Certificate of Analysis relating to such batch. The Certificate of Analysis shall give full analytical results with respect to regulatory Specifications for each batch. The Certificate of Compliance will confirm that the Product has been made and tested in accordance with the master batch record, the Specifications and the test methods specified in the NDA. LEO shall promptly inform Pharmion of significant events and/or results including, but not limited to, quality incidents and batch deviations which may have occurred during the Manufacturing and/or Packing and which might affect the quality of the Product.

13.      SUPPLY PRICE; PAYMENT FOR PRODUCT SUPPLY

13.1.    Price.

         13.1.1 Except as provided in clauses (2) and (3) below, Pharmion shall purchase the Product from LEO at the Price Per Vial.

         13.1.2 For Product purchased by Pharmion for the purpose of conducting clinical trials, the price shall equal fifty percent (50%) of the Price Per Vial.

         13.1.3 For Product purchased by Pharmion for samples given by Pharmion free of charge to health care professionals and members of the trade, up to an aggregate amount proposed each year in its Marketing Plan and approved by LEO, such approval not to be unreasonably withheld or delayed, the price shall equal fifty percent (50%) of the Price Per Vial.

         13.1.4 For Product purchased by Pharmion for distribution in connection with compassionate use programs, up to an aggregate amount estimated each year in its Marketing Plan and approved by LEO, such approval not to be unreasonably withheld or delayed, the price shall equal fifty percent (50%) of the Price Per Vial.

13.2. Danish Index Adjustment. On or before February 28 of each calendar year of the term of this Agreement, LEO shall deliver to Pharmion a statement setting forth the level of the Danish Index for the four quarters ended November of the immediately preceding calendar year and the percentage change in such Danish Index from the comparable four quarters ended November of the prior calendar year, and certifying that such data was the data published by Statistics Denmark. From and after the date of delivery of such statement to Pharmion, the Price Per Vial shall be changed, with effect from January 1 of the then current calendar year, from that which was applicable during the prior calendar year, either upward or downward, by the percentage change in the Danish Index so reported.

13.3. Price for New Presentations. Prior to the submission of an Additional NDA for the Product in a New Presentation, the Parties will negotiate in good faith the price to be paid for each unit of Product in such New Presentation (as to each New Presentation, its "Price Per New Presentation"), as well as an appropriate amendment to the provisions of Sections 13.1 and 13.2 of this Agreement to accommodate such price in a manner consistent with the Price Per Vial.

13.4. Payment. Payment for the Product shall be made by Pharmion to LEO in the following manner and provided that Pharmion has first received an invoice from LEO in respect thereof:

         13.4.1 payment shall be made within thirty (30) days of the end of the calendar month in which LEO delivers the Product to Pharmion and Pharmion accepts such Product in accordance with
                  Section 12.4; and

         13.4.2 payment shall be made by Pharmion in U.S. Dollars to such bank account as LEO shall from time to time in writing designate.

13.5. Payments not made on the due date shall bear interest beginning the due date and ending the payment date at the rate of 1.5% per month, calculated on the basis of a 365-day year, actual days elapsed.

14.      ADVERSE DRUG EXPERIENCES; COMPLAINTS

14.1. Preparation of Standard Operating Procedure: Each Party will have reporting responsibility in its own territory and for exchange of drug related information arising out of its territory with the other Party. Within sixty (60) days of execution of this Agreement, the Parties agree to enter into a standard operating procedure to govern collection, investigation and reporting to regulatory authorities and each other of Product-related adverse drug experience reports, quality reports, and complaint reports, such that each of the Parties can comply with its legal obligations worldwide. The standard operating procedure will be promptly amended as changes in legal obligations require.

14.2. Agency Action. The Parties agree to notify each other as soon as possible of any information received by a Party regarding any threatened or pending action by the FDA or an Agency which may affect the safety or efficacy claims of the Product or the continued marketing of the Product.

14.3. Questions and Complaints. Each Party shall have the sole responsibility for responding to questions and complaints from its customers and for reporting adverse drug experiences (as defined by the applicable regulations) to the relevant health authorities in its respective territory, unless otherwise required by applicable laws, rules or regulations. Each Party is responsible for providing submissions and information to appropriate regulatory authorities and the other Party regarding regulatory issues, including pharmacovigilance and safety submissions concerning the Product, in their respective territories. Each Party will cooperate with the other Party in reporting adverse drug experiences as provided in this Article 14.

14.4.    Product Recalls

         If any governmental authority having jurisdiction requires or reasonably requests either Party to recall any Product due to a defect in the Manufacture, processing, Packaging or labeling of the Product or for any other reason whatsoever, such Party shall immediately notify the other Party to this Agreement. Each Party shall also have the right to initiate a recall in its own territory in the absence of a request from a governmental authority after consultation with the other Party.

         Prior to commencing any recall, the Party commencing such recall shall review with the other Party the proposed manner in which the recall is to be carried out. Each Party agrees to follow any reasonable advice of the other Party as to the manner of carrying out the recall, so long as such advice is not contrary to any instructions of any governmental authority involved in the recall. The Party commencing the recall shall carry out the recall in the manner agreed upon between LEO and Pharmion in as expeditious a manner as possible and in such a way as to cause the least disruption to sales of the Product and to preserve the goodwill and reputation attached to the Product and to the names of the Parties. Without prejudice to Pharmion's rights against LEO pursuant to this Agreement, Pharmion shall bear all costs of any product recall carried out in the Territory; provided that LEO shall promptly reimburse Pharmion for reasonable costs directly related to any recall resulting from the Product having a Latent Defect.

15.      UNDERTAKINGS AND WARRANTIES OF PHARMION

15.1.    Pharmion shall:

         15.1.1 obtain and maintain all necessary consents, permits and approvals to sell the Product in the Territory, including maintaining the Existing NDA and the Existing IND once it is transferred to Pharmion, and comply with all relevant laws and regulations in connection therewith;

         15.1.2 recognize the exclusive ownership by LEO of the Trade Mark and the other LEO Product Branding;

         15.1.3 not, either while this Agreement is in effect or at any time thereafter, register, use or challenge or assist others to challenge the Trade Mark or the other LEO Product Branding or attempt to obtain any right in or to any such name, logotype or trade mark similar to the LEO Product Branding;

         15.1.4 not grant sublicenses or assignments to third parties under the Trade Mark or the other LEO Product Branding and not pledge the Trade Mark or make them the subject of any other rights in rem;

         15.1.5 not cause or permit anything which may damage or endanger the Trade Mark or other intellectual property of LEO or LEO's title to it or assist or allow others to do so;

         15.1.6 notify LEO of any suspected infringement of the Trade Mark and/or other intellectual property of LEO and take such reasonable action as LEO may direct at LEO's expense in relation to such infringement.

         15.1.7 not modify or alter the Trade Mark and/or other intellectual property of LEO or do anything which might reasonably be expected to damage the Trade Mark and/or other intellectual property of LEO;

         15.1.8 indemnify LEO from any damage claims of third parties if Pharmion should use the Trade Mark and/or other intellectual property of LEO contrary to the provisions of this Agreement;

         15.1.9 market, sell and distribute the Product only in livery and in packaging as notified by Pharmion to LEO and agreed by LEO, such agreement not to be unreasonably withheld or delayed. Pharmion will be responsible for the accuracy of any information which it supplies to LEO in connection with the requirements for the Manufacture, packaging, labeling, marketing and sale of the Product, to the extent that the accuracy of such information may relate to compliance with legal and regulatory requirements, and will indemnify LEO against any failure on its part to fulfill its obligations under this section;

         15.1.10 following the transfer of the sponsorship of the Existing NDA, ensure the compliance of the Product' labels and packaging with the requirements of the NDA and notify LEO of any breach of those requirements.

15.2.    Pharmion hereby warrants that:

         15.2.1 This Agreement is a legal and valid obligation binding upon Pharmion and enforceable in accordance with its terms. The execution, delivery and performance of the Agreement by Pharmion does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

16.      UNDERTAKINGS AND WARRANTIES OF LEO

16.1.    LEO shall:

         16.1.1 at its own expense, maintain the Trade Mark, including the payment of all renewal fees, and, except as otherwise provided in Section 30, not assign or license the Trade Mark to any person without Pharmion's prior written consent, such consent not to be unreasonably withheld;

         16.1.2 at its own expense, take all such steps, including initiating proceedings, as Pharmion may reasonably require to stop any alleged infringement of the Trade Mark or other LEO Product Branding in the Territory or to defend the Trade Mark or other LEO Product Branding from any attack, including any invalidity or revocation proceedings; at LEO's request, Pharmion shall give LEO all reasonable assistance in respect of any such proceedings, subject to LEO meeting all reasonable costs and expenses incurred by Pharmion in giving such assistance. If LEO is not willing or interested in initiating action against an infringer, Pharmion shall be entitled, but not obligated, to enter an action in its own name based on the infringement of the Trade Mark or other LEO Product Branding subject to LEO's consent. LEO may only refuse its consent for good cause and will give Pharmion all assistance as Pharmion may reasonably request in connection with any such action;

         16.1.3 LEO shall have the exclusive right to enter oppositions against the filing or registration of trade marks. The same shall apply for petitions for cancellations and actions for cancellations entered against the registration of the trade marks of third parties; and

         16.1.4 not cause or permit anything which may damage or endanger the Trade Mark or other LEO Product Branding or other intellectual property of LEO or LEO's title to it or assist or allow others to do so.

16.2.    LEO hereby warrants that:

         16.2.1 This Agreement is a legal and valid obligation binding upon LEO and enforceable in accordance with its terms. The execution, delivery and performance of the Agreement by LEO does not conflict with any agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

         16.2.2 LEO has not, and during the term of this Agreement will not, grant any right to any third party which would conflict with the rights granted to Pharmion hereunder.

         16.2.3 it is the owner of the Trade Mark and, to the best of the knowledge and belief of LEO, the use of the Data, the Trade Mark and other LEO Product Branding and the supply of the Product in the Territory by Pharmion will not infringe the intellectual property rights of any third party; and

         16.2.4 it is the owner of, or it has the right to use, and is entitled to permit Pharmion to use in accordance with the terms of this Agreement, the Data.

17.      CONFIDENTIALITY

17.1. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, for the term of this Agreement and for seven (7) years thereafter, the receiving Party shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as provided for it by this Agreement any Data or other information and materials furnished to it by the other Party pursuant to this Agreement (collectively "Confidential Information"), except to the extent that it can be established by the receiving Party that such Confidential Information:

         (a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

         (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

         (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; or

         (d) was disclosed to the receiving Party, other than under an obligation of confidentiality, by a third party who had no obligation to the disclosing Party not to disclose such information to others.

17.2. Each Party may disclose Confidential Information hereunder to the extent that such disclosure is reasonably necessary for exercising its rights and carrying out its obligations under this Agreement and in complying with applicable governmental regulations or conducting clinical trials as authorized under this Agreement, provided that if a Party is required by law or regulation to make any such disclosure of the other Party's Confidential Information it will, except where impracticable for necessary disclosures (for example, in the event of medical emergency), give reasonable advance notice to the other Party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed.

17.3. This Article 17 shall survive termination or expiration of this agreement for a period of ten (10) years, provided, however, that following the termination of this Agreement LEO shall be free to use all Data, Improvements or other confidential information relating to the Product.

17.4. Publications. As to any clinical study of the Product which is supported by either Party (a "Sponsoring Party") (whether for the Initial Indication, any Additional Indication or any New Presentation), such Sponsoring Party shall request that the principal investigator for such study agrees to send to both Parties, or permit the Sponsoring Party to send to the other Party (the "Receiving Party"), prior to submission for publication, a copy of a manuscript describing the results of such clinical study, and such Sponsoring Party shall use its Commercially Reasonable Efforts to ensure compliance with such request. The Receiving Party will promptly review such manuscript and send any comments which it may have to the Sponsoring Party, no later than twenty (20) days after receipt of such manuscript. Provided such comments are given on a timely basis, the Sponsoring Party will give due consideration to the comments of the Receiving Party and will use Commercially Reasonable Efforts to ensure that such principal investigator will give due consideration to the comments of the Receiving Party and will not submit such manuscript for publication until the Sponsoring Party has had an opportunity to consider the comments of the Receiving Party. Nothing herein contained, however, shall preclude the Sponsoring Party or the principal investigator from submitting any such manuscript for publication after the procedures described above have been followed, nor shall either the Sponsoring Party or the principal investigator be required to accept any amendments, additions or deletions in any such manuscript proposed by the Receiving Party. Following publication of any such manuscript, each Party shall be entitled to make such manuscript available to physicians in its Territory, or the LEO Territory, as the case may be.

18.      INDEMNITIES

18.1. LEO will indemnify and hold Pharmion and its Affiliates, and their employees, officers and directors harmless against any loss, damages, action, suit, claim, demand, liability, expense, bodily injury, death or property damage (a "Loss"), that may be brought, instituted or arise against or be incurred by such persons to the extent such Loss is based on or arises out of: (a) the development or Manufacture of the Product by LEO or its Affiliates, the Manufacturer or their representatives, agents or subcontractors under this Agreement, or any actual or alleged violation of law resulting therefrom; or (b) the breach by LEO of any of its material covenants, representations or warranties set forth in this Agreement; provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the negligent or willful misconduct of Pharmion or its Affiliates.

18.2. Pharmion will indemnify and hold LEO and its Affiliates, and their employees, officers and directors harmless against any Loss that may be brought, instituted or arise against or be incurred by such persons to the extent such Loss is based on or arises out of the development, use, sale, storage or handling of the Product by Pharmion or its Affiliates or their representatives, agents or subcontractors under this Agreement, or any actual or alleged violation of law resulting therefrom; or (b) the breach by Pharmion of any of its material covenants, representations or warranties set forth in this Agreement; provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the negligent or willful misconduct of LEO or its Affiliates.

         Each Party entitled to be indemnified by the other Party (an "Indemnified Party") pursuant to Section 18.1 or 18.2 hereof shall give notice to the other Party (an "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any threatened or asserted claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such Party's expense (unless (i) the employment of counsel by such Indemnified Party has been authorized by the Indemnifying Party; or (ii) the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in the defense of such action, in each of which cases the Indemnifying Party shall pay the reasonable fees and expenses of one law firm serving as counsel for the Indemnified Party, which law firm shall be subject to approval, not to be unreasonably withheld, by the Indemnifying Party); and provided further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement to the extent that the failure to give notice did not result in harm to the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the approval of each Indemnified Party which approval shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which (i) would result in injunctive or other relief being imposed against the Indemnified Party; or (ii) does not include as an unconditional term thereof giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

19.      DURATION AND TERMINATION

19.1. This Agreement will come into force on the Effective Date and, subject to the Parties' rights of termination in Sections 19.2 and 19.3 hereunder, will continue in force for a period of ten (10) years from the Effective Date. If LEO intends to continue to supply the Product to the Territory following such ten year term, LEO shall so advise Pharmion at least twenty-four (24) months prior to the end of the original term of this Agreement, and the Parties shall negotiate in good faith an extension to the term of this Agreement for a reasonable period of time, not to exceed five (5) years, on terms substantially similar to those which applied during the original ten year term.

19.2. In addition to its rights of termination in accordance with Section 22, Pharmion shall have the right at any time by giving notice in writing to LEO to terminate this Agreement forthwith if LEO:

         19.2.1 commits a material breach of this Agreement which is not remedied within thirty (30) days of receipt of a notice from Pharmion specifying the breach and requiring it to be remedied (or, in the case of a breach not capable of being remedied within such 30-day period, LEO has failed within such period to take good faith steps to remedy such breach); or

         19.2.2 enters into liquidation whether compulsorily or voluntarily (otherwise than for the purposes of amalgamation or reconstruction), compounds with its creditors, has a receiver or manager appointed in respect of all or any part of its assets, or is the subject of an application for an administration order or undergoes any analogous or similar act or proceeding under the laws of any other jurisdiction in consequence of debt.

19.3. In addition to its rights of termination in accordance with Section 22, LEO shall have the right at any time by giving notice in writing to Pharmion to terminate this Agreement forthwith:

         19.3.1   in accordance with the provisions of Section 6.9;

         19.3.2 if Pharmion commits a material breach of this Agreement which is not remedied within thirty (30) days of receipt of a notice from LEO specifying the breach and requiring it to be remedied (or, in the case of a breach not capable of being remedied within such 30-day period, Pharmion has failed within such period to take good faith steps to remedy such breach); or

         19.3.3 if Pharmion enters into liquidation whether compulsorily or voluntarily (otherwise than for the purposes of amalgamation or reconstruction), compounds with its creditors, has a receiver or manager appointed in respect of all or any part of its assets, or is the subject of an application for an administration order or undergoes any analogous or similar act or proceeding under the laws of any other jurisdiction in consequence of debt.

         Without limiting the foregoing provisions, the failure by Pharmion to pay any required Minimum Payments shall be deemed a material breach of this Agreement.

20.      CONSEQUENCES OF TERMINATION

20.1. Subject to the provisions of this Section 20, upon termination or expiry of this Agreement:

         20.1.1 Except as provided in Section 20.2 below, Pharmion shall cease to make use of the Trade Mark, the other LEO Product Branding, the Data and Improvements, and all rights in the Trade Mark, the other LEO Product Branding, the Data, the Improvements and all other information relating to the Product will promptly revert to LEO and be transferred to LEO free of charge;

         20.1.2 If Pharmion is then the owner of any Patents, Pharmion shall transfer such ownership to LEO free of charge;

         20.1.3 If Pharmion is then the owner of any Data, then Pharmion shall transfer to LEO any Data related to any study for which it was the Funding Party, as provided in Section 5.6.4, and all restrictions imposed by Section 5.6.4 on the use by LEO of any clinical data previously delivered by Pharmion to LEO shall be released. At such time, LEO shall have the right, but not the obligation, to have assigned to LEO any then pending third party clinical trial agreements, and if LEO will assume such agreements and, if LEO elects to terminate such agreements, LEO shall bear the cost of such terminations.

         20.1.4 Pharmion shall transfer the sponsorship of the Existing NDA and any Additional NDA and any then pending IND from Pharmion to LEO or a third party designated by LEO at the end of such period of time as shall permit, in the reasonable judgment of both Parties, an orderly transition of the distribution of the Product in the Territory from Pharmion to LEO or such third party, such period not to exceed six months from the date of any such termination or the date of expiry. Simultaneously with such transfer, Pharmion shall also return to LEO all Data and other information relating to the Product provided to Pharmion by LEO pursuant to this Agreement; and

         20.1.5 If such termination results from the commission by Pharmion of a material breach of this Agreement, then, in addition to any amounts owed by Pharmion to LEO in respect of Firm Orders as of the date of termination, Pharmion shall pay LEO the reasonable costs actually incurred by LEO, if any, in connection with the production of units of Product called for by months five through twelve of the then most recent Long-Range Forecast up to an amount not to exceed 50% of the aggregate Price Per Vial of the units called for by months five through seven of the then most recent Long-Range Forecast and 20% of the aggregate Price Per Vial of the units called for by months eight through twelve of the then most recent Long-Range Forecast. The Parties agree that the above amounts constitute a genuine pre-estimate of the loss that would be incurred by Leo in this situation and would not operate as a penalty.

20.2. Notwithstanding the provisions of Section 20.1, upon termination or expiry of this Agreement, Pharmion will be entitled:

         20.2.1 to fulfill orders it has received for the Product in the Territory up to and including the date of termination; and

         20.2.2 to use any inventory of Product in its possession or ordered from LEO as at the date of termination to fulfill any orders referred to in Section 20.2.1.

                  Where Pharmion supplies any Product in accordance with this
                  Section 20.2, it shall be entitled to do so under and by reference to the Trade Mark and shall supply such Product subject to the terms and conditions of this Agreement.

20.3. Termination or expiry of this Agreement for any reason shall be without prejudice to the accrued rights of either Party.

21.      RIGHTS AND REMEDIES

21.1. The failure on the part of either Party hereto to exercise or enforce any rights conferred upon it by this Agreement shall not be a waiver of any such rights nor shall any single or partial exercise of any right, power or privilege or further exercise thereof operate so as to bar the later exercise or enforcement thereof.

21.2. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

22.      FORCE MAJEURE

         Neither Party shall be in breach of this Agreement if there is any total or partial failure of performance by it of its duties and obligations under this Agreement by reason of force majeure. If either Party is unable to perform its duties and obligations under this Agreement as a direct result of force majeure, such Party shall give written notice to the other of such inability stating the reason in question. The operation of this Agreement shall be suspended during the period in which the force majeure continues. Forthwith upon the reason ceasing to exist, the Party relying upon it shall give notice to the other of this fact. If the force majeure continues for a period of more than ninety (90) days, the Party not relying on force majeure shall be entitled to terminate this Agreement forthwith by written notice to the other.

23.      GROSS INEQUITIES

         It is the intent of the parties hereto that they shall mutually benefit from the terms, conditions and provisions of this Agreement, and in the event that either party shall suffer a gross inequity resulting from such terms, conditions or provisions, or from a substantial change in circumstances or conditions, the parties shall negotiate in good faith to resolve or remove such inequity. It is mutually agreed, however, that nothing herein shall be construed to relieve either party of any of its obligations under this Agreement.

24.      NOTICE

24.1. Any notice or other document required to be given under this Agreement shall be in writing and shall be served by:

         24.1.1   delivery by hand;

         24.1.2 sending the same by first class post or express or air mail or other fast postal services or registered or recorded delivery post, in each case with return receipt requested; or

         24.1.3   facsimile transmission (together with postal confirmation);

         addressed:

         if to LEO:                 LEO Pharmaceutical Products Ltd. A/S
                                    (LEO Pharma A/S)
                                    Industriparken 55
                                    DK-2750 Ballerup
                                    Denmark
                                    Attention: President
                                    Fax: +45 44 64 15 80

         if to Pharmion:            Pharmion Corporation
                                    4865 Riverbend Road
                                    Boulder, Colorado 80301 USA
                                    Attention:  Chief Executive Officer
                                    Fax: +1 720 564-9191

                                    with a copy to:

                                    Peter H. Jakes, Esq.
                                    Willkie Farr & Gallagher
                                    787 Seventh Avenue
                                    New York, New York 10019 USA
                                    Fax: +1 212 728-9230
                  or to such other address as may be designated in writing from time to time by either Party to the other.

24.2. Any notice given under Section 24.1 shall be deemed to have been received:

         (i)      in the case of delivery by hand, when delivered;

         (ii) in the case of pre-paid post, on the third Business Day following the day of posting; or

         (iii) in the case of facsimile, on acknowledgement by the recipient facsimile receiving equipment provided that the facsimile is confirmed by post.

25.      ENTIRE AGREEMENT/VARIATIONS

25.1. This Agreement constitutes the entire agreement and understanding between the parties and supersedes all prior oral or written understandings, arrangements, representations or agreements between them relating to the subject matter of this Agreement. No director, employee or agent of either of the parties is authorized to make any representation or warranty to the other not contained in this Agreement, and each of the parties acknowledges that it has not relied on any such oral or written representations or warranties.

25.2. No variations, amendments, modifications or supplements to this Agreement shall be valid unless made in writing in English and signed by a duly authorized representative of each of the parties.

26.      COUNTERPARTS; ENGLISH LANGUAGE

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement is entered into in the English language. In the event of any dispute concerning the construction or meaning of this Agreement, reference shall be made only to this Agreement as written in English and not to any translation hereof into any other language, and this English language version shall be controlling for all purposes.

27.      SEVERANCE OF TERMS

27.1. If the whole or any part of this Agreement is or shall become or be declared illegal, invalid or unenforceable in any jurisdiction for any reason whatsoever:

         27.1.1 in the case of the illegality, invalidity or unenforceability of the whole of this Agreement, it shall terminate in relation to the jurisdiction in question; or

         27.1.2 in the case of the illegality, invalidity or unenforceability of part of this Agreement, such part shall be severed from this Agreement in the jurisdiction in question, and such illegality, invalidity or unenforceability shall not in any way whatsoever prejudice or affect the remaining parts of this Agreement, which shall continue in full force and effect.

28.      PUBLICATION/PRESENTATION/PRESS RELEASE

         The text of any press release or other communication to be published by or in the media by or on behalf of either of the parties concerning the subject matter of this Agreement shall require the approval of both parties, which approval shall not be unreasonably withheld or delayed.

29.      PARTNERSHIP/AGENCY; THIRD PARTIES

29.1. None of the provisions of this Agreement shall be deemed to constitute the relationship of partnership or agency between the parties, and neither shall have any authority to bind the other in any way except as provided in this Agreement.

29.2. The Parties agree that no person which is not a Party to this Agreement is intended to benefit from or shall have any right to enforce any provision of this Agreement by virtue of the Contracts (Rights of Third Parties) Act.

30.      ASSIGNMENT

         Neither Party may assign the benefit or burden of this Agreement without the prior written consent of the other Party except, in the case of Pharmion, to a successor to all or substantially all of the business of Pharmion, and except, in the case of LEO, to a successor to all or substantially all of the business of LEO or all or substantially all of the business of LEO relating to the Product. .

31.      AUDIT RIGHTS

         Each Party shall maintain books of account relating to its payment obligations and reimbursement rights pursuant to this Agreement all in accordance with International Accounting Standards with appropriate controls to insure that transactions are properly recorded. Each Party shall have the right, at its own expense, to have an independent certified public accountant of its own selection, reasonably acceptable to the other Party, examine at a time reasonably acceptable to the other, during normal business hours but not more than once each calendar year, the relevant books and records of account of the other, to determine whether appropriate accounting has been made hereunder. Such independent certified accountant shall treat as confidential and shall not disclose to the Party engaging such accountant any information other than that which is relevant to the rights of the engaging Party hereunder or the performance by the other Party of its obligations hereunder. In the event of a dispute between the independent certified public accountants of Pharmion and LEO with respect to any matter called for by this Agreement, the parties shall select a third independent public accounting firm to arbitrate the dispute, provided, that such firm shall have the authority only to select from among the positions of the original two firms that position which it deems most accurate. The fees of such third firm shall be borne by the Party whose position is not approved of by such arbitrator.

32.      GOVERNING LAW AND JURISDICTION

         The validity, interpretation and performance of this Agreement as well as any disputes connected herewith shall be construed in accordance with the laws of England, excluding the United Nations Convention on Contracts for the International Sale of Goods. In relation to any dispute or difference between the Parties arising out of or in connection with this Agreement or any legal action or proceedings to enforce this Agreement, each of the Parties irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum.

AS WITNESS, the hands of the parties or their duly authorized representatives the day and year first above written.

LEO PHARMACEUTICAL PRODUCTS LTD. A/S           PHARMION CORPORATION
(LEO PHARMA A/S)

By: /s/ Ernst Lunding                         By: /s/ Patrick J. Mahaffy

Name: Ernst Lunding                           Name: Patrick J. Mahaffy

Title: President & CEO                        Title: President & CEO